Exhibit 99.1

March 4, 2026

To The PAR Board,

We are writing as long-term shareholders of PAR Technology Corporation (“PAR” or the “Company”), which beneficially own approximately 5.43 million shares, or 13.2% of the company, as of March 4th, 2026.

PAR’s unique position at the intersection of first-party data (Punchh and Plexure) and the mission-critical system of record (POS) represents a powerful strategic combination. This data moat has only become more formidable with the recent advancements in AI, solidifying PAR’s strategic advantages in the enterprise restaurant and retail markets. Our conviction in the long-term potential of the business remains unchanged; however, in our view, we have reached a point where the growing structural disconnect between PAR’s intrinsic value and its public market valuation can no longer be ignored.

The public markets are severely penalizing software companies, especially those that prioritize long-term terminal value building over immediate cash flows. This valuation cliff has eroded PAR’s primary advantage as a public entity: a strong equity currency for M&A. With the stock trading at these levels, the cost of capital makes accretive M&A nearly impossible (or at least, the perception of it, as you have already witnessed with the relatively small Bridg acquisition). Furthermore, we recognize that pivoting to "FCF maximization" as a strategy today could be detrimental to the Company’s laser focus on customer success and therefore long-term dominance. PAR needs the flexibility to scale without a market that obsesses over quarter-to-quarter net new ARR or incremental margin fluctuations of a few hundred basis points.

Recent private equity and strategic acquisitions of peer companies in the restaurant technology space have occurred at valuations that reflect the true strategic worth of these platforms, at multiples that far exceed where PAR currently trades. We believe a robust appetite remains for high-quality, data-rich software platforms like PAR that sell to large enterprises.

To that end, we believe it’s the Board’s fiduciary responsibility to explore a full range of strategic alternatives through a thorough and deliberate process. Such a process would protect shareholders from the indiscriminate bludgeoning of the public software markets and provide a path to maximize shareholder value. We welcome the opportunity to discuss in more detail at your earliest convenience.

Sincerely,

Voss Capital